Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	Austin, Texas (512) 499-3800 Chicago, Illinois (312) 425-3900 Houston, Texas (713) 951-3300 Los Angeles, California (310) 820-8800 San Antonio, Texas (210) 246-5000 Washington, D.C. (202) 326-1500

April 25, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp. Registration Statement on Form S-4 Filed December 16, 2005 File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 of Sand Hill (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Humphrey P. Polanen, dated April 11, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Registration Statement on Form S-4.

General

1.
Please update the prospectus disclosure as of the most recent practicable date. We note certain disclosure, such as the number of employees, is current as of December 2005 and other information is as of the time the merger agreement was entered into in October 2005.

The Amended S-4 has been revised to update the disclosure to the most recent practicable date.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

2.
We note that if the current St. Bernard options and warrants remain unexercised, that you will issue replacement options in connection with this transaction. In the appropriate section(s), please revise to disclose the basis for issuing those securities without registering them beforehand. Your response to comment five of our letter dated January 27, 2006 only states that you will register the exercise of such securities on Form S-8.

The registration statement fee table of the Amended S-4 has been revised to register the issuance of the replacement options and warrants to be issued to the current holders of St. Bernard options and warrants.

Prospectus Cover Page

3.
Please remove the statement that “we are proposing the merger because we believe it will benefit the stockholders of both companies, and we ask for your support in voting for the merger proposals at our respective special meetings.” The prospectus cover page should be limited to the information from Item 501 of Regulation S-B.

The Amended S-4 has been revised to remove the statement referenced in this comment.

4.
Reconcile the common stock to be issued on the cover page, 9,759,600, with the registration statement fee table, 9,950,000. Also, reconcile the statement that the maximum total amount of common stock, including common stock upon exercise of options and warrants, to be issued in this transaction is 10,880,000 with the registration statement fee table, which totals 11,050,400.

We supplementally advise the Staff that as a result of the issuance of 54,000 shares of common stock by St. Bernard due to the exercise of outstanding options the total shares set out on the registration fee table have increased to 9,972,757 and the shares under options and warrants have decreased to 1,097,643. The aggregate number of 11,070,400 has not changed. The difference between the 9,782,357 shares on the cover page and the 9,972,757 shares on the registration statement fee table, or 190,400 shares, represents a good faith estimate by the Company of the amount of additional shares that may be issued as a result of purchase price adjustments. The difference between the 10,880,000 shares and 11,070,400, or 190,400 shares, represents this same good faith estimate. The Amended S-4 has been revised to reflect that the total of 10,880,000 shares of common stock issuable by the Company is subject to certain potential adjustments.

5.
We note the statement that you reserve 1,120,400 additional shares of common stock “for future issuance” in connection with the assumption of outstanding St. Bernard options and warrants. Please reconcile with your supplemental response that this common stock may be issued for those options and warrants exercised prior to the closing of the merger. We may have further comment.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

The Amended S-4 has been revised to indicate that the number of shares of common stock the Company will issue at the close of the merger will increase and the number of shares that will be subject to replacement options and warrants will decrease by a like amount in the event that any St. Bernard options or warrants are exercised prior to the close of the merger.

6.	Please briefly explain the reference to “certain provisions” of the certificate of incorporation that are to be voted upon.

The Amended S-4 has been revised to include the suggested disclosure.

7.	Throughout the prospectus fill in the blanks for the page numbers in the cross-references.

The Amended S-4 has been revised throughout to fill in the blanks with the page numbers for the cross-references.

8.
In the notice of the special meeting of stockholders for Sand Hill, we note the disclosure that if “you do not vote, it will have the same effect as voting against all of the proposals”. That does not appear to be accurate as approval of two of the proposals are determined by the votes of those “present at the meeting,” which would mean a non vote does not equal a vote against such proposals. Also, Immediately after your sentence discussing the effects of not voting, please revise to clearly state that a failure to vote will prevent holders of those shares from converting such shares into a pro rata portion of the trust account.

The Amended S-4 has been revised to indicate that if a stockholder does not vote that it will only have the effect of a vote against the merger proposal and the amendment proposal. The Amended S-4 has been revised to state that a failure to vote will prevent holders of those shares from converting such shares into a pro rata portion of the trust account.

9.
In the notice of special meeting of stockholders for St. Bernard, we note the disclosure that if “you do not vote, it will have the same effect as voting against the merger proposal.” Immediately following the noted sentence, please revise to clarify if the failure to vote would preclude such shareholders from exercising their dissenter’s rights and demanding appraisal of their shares.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

10.
We note the approximate percentages to be owned by Sand Hill and St Bernard shareholders after the merger based upon the common stock outstanding as of October 25, 2005, the date the agreement and plan of merger was entered into. Please clarify whether any stock has been issued by either party since this date.

We supplementally advise the Staff that St. Bernard has issued 54,000 shares since October 25, 2005, as a result of the exercise of options. The appropriate figures have been adjusted throughout the Amended S-4.

Questions and Answers page 1

11.	In the answer to the first question on page two, please revise to provide a citation to the information gathered from AMI Research that would allow shareholders to obtain such data.

The Amended S-4 has been revised to include the suggested disclosure.

12.
The last question and answer on page 10 appears to be incorrect based on the language on page 24 of your final prospectus which states that if you acquire a letter of intent then you “will have an additional six months in which to complete the business combination contemplated by the letter of intent”. Please revise or advise.

We supplementally advise the Staff that the date of July 27, 2006 set forth in the questions and answers takes into account the additional six months referred to in the final prospectus of the Company.

13.	Please briefly state the procedures for appraisal rights, rather than referring to the section of Delaware Corporate Law where such procedure can be found.

We supplementally advise the Staff that a more complete description of the procedures for appraisal rights has been added in the section entitled "The Merger Proposal-Appraisal or Dissenters Rights."

Summary, page 14

14.
We note the disclosure of the reasons Sand Hill directors propose its shareholders to vote for the merger. Following the disclosure about the recent revenue growth St. Bernard has experience, please clarify that it still has not had a period in which it has posted a profit.

The Amended S-4 has been revised to include the suggested disclosure.

15.
In the appropriate section, when discussing how this transaction is fair to Sand Hill shareholders and the reasons to vote for it, please revise to discuss how such position is consistent with St. Bernard’s history of operating losses.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

The Amended S-4 has been revised to include the suggested disclosure.

16.
We note the statement that the Sand Hill board of directors believes that the price Sand Hill is paying for St. Bernard is equal to approximately 2.2x Enterprise Value/Sales, which it feels is below industry norms.” Please explain how the board determined the Enterprise Value/Sales number and provide the basis for your belief that this price is below industry norms.

The Amended S-4 has been revised to remove the disclosure referenced in this comment.

17.	We partially reissue prior comment 24 of our letter dated January 27, 2006. Please fill in the blanks for the page numbers in the cross-references.

The Amended S-4 has been revised to attempt to fill in all of the open blanks and to fill in the blanks with the page numbers for cross references.

18.
We note the disclosure on page 23 that the market value of the initial 1,000,000 shares issued is $5,270,000. Where you discuss the interests of Sand Hill Insiders, please revise to also quantify the actual cost of those shares so that investors can attempt to quantify the interests.

The Amended S-4 has been revised to include the suggested disclosure.

19.	Please revise to explain how you were able to obtain the “market value” of St. Bernard’s shares as referred to on page 23.

The Amended S-4 has been revised to include the suggested disclosure and to calculate the “market value” of the St. Bernard shares referred to in the comment using the most recent practicable price for Sand Hill common stock available and calculating such amount using the merger exchange ratio.

20.
In conjunction with the preceding comment, we note that based on the “market value” (11,529,115 shares valued at $14,411,394) you have disclosed for St. Bernard shares as of December 31, 2005 and the conversion ratio (0.421419/11,529,115) that the approximate of value of Sand Hill shares is only $2.97 per share. In the appropriate section, please revise to disclose how this is consistent with your determination that the merger is fair to Sand Hill shareholders who purchased your units at $6.00.

We supplementally advise the Staff that the disclosure referred to in this comment has been revised to calculate the “market value” of St. Bernard’s shares using the most recent practicable price for Sand Hill common stock available and calculating such amount using the merger exchange ratio. Because this disclosure has been changed to value St. Bernard at the price used in the merger we do not believe that any specific additional disclosure related to the “market value” of these shares would provide meaningful information to the Company’s or St. Bernard’s stockholders.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

21.
We note the disclosure on page 25 that as of December 31, 2005 Sand Hill had $20,025,000 in the trust account and accrued interest of $705,543. This does not appear to meet the condition to the completion of the merger that Sand Hill have at least $21,350,000 in the trust account. Please advise or revise.

We supplementally advise the Staff that the figure of $20,025,000 has been revised to $21,025,000 to correct a typographical error.

Sand Hill selected historical financial data, page 31 and St Bernard selected historical financial data, pages 31 and 32

22.
Please revise to include the book value per share for all periods presented (five years for St. Bernard and two periods for Sand Hill) and clarify that there were no dividends declared in any periods presented.

The Amended S-4 has been revised to include the suggested disclosure.

Per Share Market Price Information, page 36

23.	Please fill-in the disclosure regarding the number of holders of record for Sand Hill. Also, please include the information regarding the holders of record of St. Bernard.

The Amended S-4 has been revised to include the suggested disclosure.

Risk Factors page 37

24.	Please revise the subheadings to risk factors 11, 16, and 18 to clearly state the risk to the company.

The Amended S-4 has been revised to include the suggested disclosure.

The Merger Proposal, page 57

25.	Please supplementally provide us with a copy of the agreement with Trusted Strategies and SEG.

We are supplementally providing the Staff with a copy of the SEG agreement. We supplementally advise the Staff that the Company is attempting to locate its copy of the Trust Strategies agreement and that it will be forwarded to the Staff immediately upon it being located.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

Sand Hill Reasons for the Merger, page 59

26.
We note the considerations disclosed on page 59 that management considered in selecting a target company. Please revise to clarify when management developed these considerations and why they were not disclosed in the prospectus for the initial public offering.

We supplementally advise the Staff that the more tailored considerations set out in the Amended S-4 that the Company’s board of directors believed should be of primary importance were developed subsequent to the Company’s initial public offering. While they do represent a somewhat more refined list of considerations than are set out in the Company’s prospectus for its initial public offering, the Company believes that they do not represent a material departure from or change to the considerations set out in the Company’s prospectus for its initial public offering, as the focus is still within the IT security industry and on competitive position and management of the target company.

27.
We note the disclosure that the SME market is underserved and growing, which is an attractive feature. Please revise to clarify how you weighed such considerations against the disclosure in risk factor nine that there is increasing competition and the market is becoming intensely competitive resulting in pricing pressures.

We supplementally advise the Staff that the board of directors of the Company did not quantify or otherwise assign relative weights to the specific factors, positive or negative, that it considered in reaching its decision to recommend the merger. Rather, the board of directors of the Company viewed its position as being based on the totality of the information presented to and considered by it. The Amended S-4 has been revised to reflect this.

28.
We note the additional disclosure on page 63 concerning how management determined that the valuation was fair or warranted a recommendation of a vote for the merger. Please revise to disclose the range of revenues and income/losses of the companies used to determine the EV/S multiples for both private and public companies and relate those revenues to St. Bernard’s, so that investors can review the comparisons.

The Amended S-4 has been revised to include the suggested disclosure.

29.	If any projections were utilized by management in determining the value of St. Bernard, such projections and the basis for them should be disclosed with your disclosure on page 63.

The Amended S-4 has been revised to include the internal forecasts of St. Bernard provided to Sand Hill. The Company respectfully submits that because the internal forecasts of Sand Hill were prepared for the purposes of both negotiating with and analyzing St. Bernard, and that such forecasts are speculative in nature, that the Sand Hill forecasts do not, although prepared in good faith, represent material information to investors.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

30.	Discuss how you determined that merger transactions in the industry were “similar” to St. Bernard and the merger.

The Amended S-4 has been revised to include the suggested disclosure.

31.	We note that you used the Enterprise Value/Sales ratio. Discuss the reasons you chose this valuation method. Discuss whether this is a standard valuation in your industry.

The Amended S-4 has been revised to include the suggested disclosure.

32.
Explain the statement that “the board did not focus on a price/earnings analysis, as it was felt that this methodology was not necessarily indicative of the value of St. Bernard, based on current operating characteristics of the company.”

The Amended S-4 has been revised to include the suggested disclosure.

33.	Discuss the results of the discounted cash flow analyses.

The Amended S-4 has been revised to include the suggested disclosure.

34.	Please revise the disclosure on page 65 to briefly outline, in plain English, how dissenters/appraisal rights are exercised instead of merely referring to the copy of the annex provided.

The Amended S-4 has been revised to include the suggested disclosure.

Material United States Federal Income Tax Consequences of the Merger, page 65

35.
We note the statement that the discussion assumes the merger will qualify as a reorganization. The opinion should not assume the tax consequence in issue. Counsel must opine on the material tax issue -- whether this will qualify as a reorganization. Please revise the disclosure in this section and the tax opinion accordingly.

The Amended S-4 has been revised to include the suggested disclosure.

36.
Please clearly state in each section of the prospectus it is discussed, that this is the opinion of the named counsel regarding the federal income tax consequences in each section where you discuss the tax consequences.

The Amended S-4 has been revised to include the suggested disclosure.

37.	Please file an executed tax opinion, rather than a form tax opinion.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

We supplementally advise the Staff that a form of tax opinion, rather than an executed opinion, has been filed with the Amended S-4. The Company acknowledges its responsibility to file an executed tax opinion prior to the registration statement being declared effective.

38.
We note the statement in the first paragraph of the tax opinion that the tax opinion concerns “certain Federal income tax consequences of the Merger.” Please revise to clearly state your opinion concerns the material federal income tax consequences.

The Amended S-4 has been revised to include the suggested disclosure.

Merger Consideration, page 71

39.
We note that the aggregate number of shares to be issued in the merger will be adjusted upward or downward depending upon the working capital of St. Bernard at the closing of the merger. Please explain how you plan to issue the additional shares, since the registration statement is registering a fixed number of shares.

We supplementally advise the Staff that, in the absence of any working capital adjustments that would result in the issuance of additional shares of common stock by the Company, the aggregate number of shares of common stock to be issued by the Company upon the consummation of the merger is 10,880,000 (this would assume that all St. Bernard options and warrants were exercised for shares of St. Bernard common stock prior to the consummation of the merger and exchanged for common stock of the Company in the merger). The aggregate number of shares registered is fixed at 11,070,400. The difference of 190,400 represents a good faith estimate by the Company of the number of shares of common stock that may be issued as a result of the purchase price adjustment.

Information About St. Bernard, page 97

40.	Please disclose the state of incorporation for St Bernard.

The Amended S-4 has been revised to include the suggested disclosure.

41.	We note the disclosure that St Bernard’s VAR program is one of the best. Please revise to substantiate the noted claim.

We supplementally advise the Staff that the disclosure referenced in the comment has been deleted.

42.	We note the EAL+ certified firewall. Who provides the certification?

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

We supplementally advise the Staff that the National Security Agency/National Institute of Standards and Technologies is responsible for the Common Criteria Evaluation Assurance Level 4 Standards (“EAL4”). The National Institute of Standards and Technologies Laboratory Accreditation program awards the certifications.

43.	We note the disclosure regarding the material supplier Clearly state the percent of purchases attributed to this material supplier.

The Amended S-4 has been revised to include the suggested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 106

44.	In the second full paragraph on page 107, please revise to quantify the net loss for 2003 and the change in net loss from 2003 to 2004.

The Amended S-4 has been revised to include the suggested disclosure.

45.	Explain the reference to “offshore development resources.”

The Amended S-4 has been revised to include the suggested disclosure.

46.
We note your supplemental response to prior comment 71 of our letter dated January 27, 2006 that the licensing agreement was cancelled in December 2005 and terminated on March 30, 2006. Please disclose whether the termination of the software license agreement will have a material impact on your future results of operations. If you determine that this will not have a material impact, please provide the analysis supplementally.

We supplementally advise the Staff that the Company believes that the termination of the software license agreement will not have a material impact on future results. The analysis is as follows:

In December 2005, St. Bernard terminated a software license agreement with Roaring Penguin Software, Inc., and replaced it with a private label license agreement with BorderWare Technologies, Inc. The impact of the termination of the license agreement will result in an immediate increase in the gross margin and allow St. Bernard to provide additional functionality to its customers.

The Roaring Penguin Software license agreement required fixed quarterly royalty payments in the amount of $71,875. The cost per product sale varied each quarter depending on the number of units sold. The functionality of the licensed intellectual property was not market competitive when compared to competing product functionality.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

The royalty payment to BorderWare Technologies is on a per license basis. The license cost will coincide with actual sales. The BorderWare Technologies software license provides more functionality that Roaring Penguin Software.

A comparison of the license functionality is as follows.

BorderWare Private Label License Agreement Intellectual Property Functionality	Roaring Penguin Software License Agreement Intellectual Property Functionality
Anti-virus protection (Kaspersky Labs)	Anti-virus protection (Kaspersky Labs)
Alarms	Attachment controls
Authentication	Auto whitelist
Bulk Analysis	Blacklists/whitelists
Cluster Management	Discretionary distributed checksum clearinghouse (DCC)
Cluster Reporting Load Balancing and Optimization	Discretionary DNS based blackhole list (DNSBL)
Cluster Synchronization	Discretionary greylisting
Configuration Replication	Distributed checksum clearinghouse (DCC)
Content	DNS based blackhole list (DNSBL)
Content Scanning and Filtering	eGuard engine
CRYPTOCard tokens	Greylisting
Deep Content	Heuristics
Directory Service Support	Outbound filtering
DNS Block List (DNSBL)	Sender policy framework (SPF)
DomainKeys
Enterprise integration with SNMP
File Extension
Firewall-Level Network and System Security
Group/User Imports
HALO (High Availability and Load Optimization)
IMAP access
Intercept Anti-Spam
Internationalization
IP Reputation (IPR)
LDAP lookup prior to internal delivery
Local User Mailboxes
Mail Delivery Encryption
Mail Delivery Security
Mail Routing
Malformed Message Protection
Manageability
Message and Delivery Encryption
MIME Content Type
Pattern Based Message Filtering (PBMF)
Policy Controls
POP access
Queue Replication
RADIUS and LDAP
Reporting and Auditing
RSA SecurID® tokens
SafeWord tokens
Secure WebMail
Security Connection
Sender Policy Framework (SPF)
SMTP Relay Authentication
Spam
Spam Quarantine
Specific Access Patterns (SAP)
Token Analysis
Trusted Senders List
User ID and Password
Virus Scanning
Web Browser-based Management

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

An analysis of the impact of the termination of the Roaring Penguin Software license agreement is as follows.

	2005 Actual with Roaring Penguin Software License Agreement	2005 Equivalent with BorderWare Technologies Private Label License Agreement	2005 Expected Selling Price and Cost of Sales Differences Under the BorderWare Technologies Agreement
Units shipped	175	175
Total billing of the specific product using the license	$367,500	$651,875	$284,375
Average selling price	$2,100	$3,725	$1,625
Total cost	$287,500	$290,500	$3,000
Cost per unit	$1,643	$1,660	$17
Percent of total St. Bernard billing	1.3%	2.3%

47.
Provide a more detailed discussion of the changes in the results of operations. For example, rather than simply stating that revenues increased because of increases in new customer acquisitions and customer renewals, discuss the reasons for the new customer acquisitions and customer renewals. And, explain the reason for the increase in the cost of revenues.

The Amended S-4 has been revised to include the suggested disclosure.

48.
On page 113, we note the reasons you experienced the significant decrease in selling and marketing expenses In order for investors to understand how this will affect future periods, please revise to clarify if the reductions in marketing and staff are permanent in nature and if the reductions due to a lack of need or a temporary cost cutting measure.

The Amended S-4 has been revised to include the suggested disclosure.

49.
We note that you experienced a decrease in technical operations spending. Please revise to clarify your intentions and the level of investment needed to “remain competitive,” so that investors can understand if the decrease and current level of spending is something they should expect in future periods.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

The Amended S-4 has been revised to include the suggested disclosure.

50.	Name the lender with whom you entered into the short-term credit facility.

The Amended S-4 has been revised to include the suggested disclosure.

Directors and Management of the Combined Company Following the Merger, page 133

51.
We reissue comment 79 of our letter dated January 27, 2006. If you elect to retain disclosure referring to experience that is outside of the five year window, such disclosure should be complete. For example, the biographical information for John Jones and Steve Yin refer to experiences that are not fully described.

The Amended S-4 has been revised to include the suggested disclosure.

52.
Please clarify whether Mr. Polanen has had any business experience since January 2004 other than with Sand Hill IT. According to the Form S-1, it appears Mr. Polanen was only expected to spend approximately 50% of his time to the business of Sand Hill.

We supplementally advise the Staff that the vast majority of Mr. Polanen’s time has been spent on the affairs of the Company. Much of his remaining time relates to his duties as the chairman of the audit committee of Heritage Bank.

53.	Please disclose Ms. Moravits’ business experience for the past five years, including beginning and ending dates of employment for each position held.

The Amended S-4 has been revised to include the suggested disclosure.

54.
We note the supplemental response to prior comment 82 that there are no employment agreements. Please disclose in the prospectus. Also, clarify whether there is any verbal arrangement relating to the determination of salaries.

The Amended S-4 has been revised to include the suggested disclosure.

55.
We note the additional disclosure on page 138 regarding options that are issued to directors of St. Bernard. Please revise to provide more detail how you intend to compensate the directors of the combined company.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

56.	Please revise to disclose the service provided by Liolios Group in order to earn the issuance of options to purchase 50,000 shares of your common stock. Also, disclose the terms of the options here.

The Amended S-4 has been revised to include the suggested disclosure.

Certain Relationships and Related Transactions, page 140

57.
We note your response to comment 85 of our letter dated January 27, 2006. Based on the numbers disclosed, the $1,000,000 price paid by Ai-Investments provides it with the right to receive 252,851 shares of Sand Hill stock and warrants allowing them to purchase 421,419 shares at $2.9662 per share. The same $1,000,000 invested by Sand Hill IPO investors only provided them with 166,666.67 shares and warrants allowing them to purchase 333,333.33 shares at $5.00 per share. Please incorporate the disparity in the prices paid and securities to be received by Ai-Investments in July of 2005 and by Sand Hill shareholders in the IPO in discussing the rationale for determining the merger consideration, recommending a vote for, and the fairness of the transaction.

The Amended S-4 has been revised to include the suggested disclosure.

Beneficial Ownership of Securities, page 142

58.
We note your response to comment 87 of our letter dated January 27, 2006. Considering the date of the prospectus will be dated at the earliest the effective date of the registration statement, please revise to include all warrants that will be exercisable within 60 days of the effective date of the registration statement.

The Amended S-4 has been revised to include the suggested disclosure.

59.	Disclose the control person(s) for Sapling LLC. Also, footnotes eight and nine have been reversed. Please revise.

The Amended S-4 has been revised to include the suggested disclosure. Footnotes (8) and (9) have been corrected.

Certain Relationships and Related Transactions, page 140

60.	We note the disclosure in footnote eight to the financial statements, the legal fees paid to a shareholder and member of the board of directors. Please add disclosure to this section.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

Change in accountants, page 155

61.
Please revise to clarify whether the former accountants (Anton Collins and Mayer Hoffman) resigned, declined to stand for re-election, or was dismissed, and state the specific date of the action as required by Item 304 of Regulation S-K Identify the date of engagement of the new accountant and also indicate whether the board of directors recommended or approved the decision to change accountants.

The Amended S-4 has been revised to include the suggested disclosure.

62.
We note that Anton Collins reaudited the financial statements for the years ended December 31, 2003 and 2004 and note the disclosures relating to their audit reports issued. It would appear that the references to the audit reports issued by Mayer Hoffman related to the years ended December 31, 2003 and 2004 should be removed. Please revise or advise.

The Amended S-4 has been revised to include the suggested disclosure.

63.
Please revise to include disclosures regarding existence of any disagreements with the former accountants to cover the period through the date of resignation declination or dismissal as required by Item 304(a)(1)(iv) of Regulation S-K.

The Amended S-4 has been revised to include the suggested disclosure.

64.
Please obtain and file an updated Exhibit 16 letter from both former accountants stating whether the accountants agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Updated Exhibit 16 letters from both former accountants have been filed with the Amended S-4.

Financial Statements

St. Bernard Software, Inc and subsidiary

Notes to financial statements

General

65.	Please revise to include a note disclosing the nature and components of other assets. Refer to Rule 5-02(17) of Regulation S-X.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

Note 6 - Warrants, F-22

66.
We note that in July 2005, you issued 200,000 units consisting of three shares of common stock and warrants to acquire five shares of common stock. Please provide a detailed discussion (and disclose as appropriate) how you allocated the proceeds received on the units and accounted for the transactions. Your discussion should include the applicability of SFAS 133 and EITF 00-19 and how your accounting treatment and classification of the warrants is appropriate. Also, please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc ), discuss any registration rights and liquidated damage provisions and its likely future effect on your financial condition and results of operations. We may have further comments upon review of your responses.

We supplementally advise the Staff that Ai-Investment purchased 200,000 units in an offering for $1.0 million. Each unit is made up of three shares of St. Bernard stock with a price per share of $1.25 and five warrants with a price of $0.25 each. As a result of this transaction, 600,000 shares of common stock of St. Bernard were issued. The total proceeds of $1,000,000 were determined by St. Bernard to be permanent equity under the provisions of EITF 00-19 and as a result, the par value of the 600,000 shares (at $0.10) or $60,000 was reflected as common stock and the balance of $940,000 was reflected as additional paid-in capital. As St. Bernard believes that the warrants constitute permanent equity, allocation of he proceeds between the two instruments (warrants and common stock) was not considered necessary, as the resulting allocation would all end up in additional paid-in capital.

The warrants issued are deemed to be free standing financial instruments in that the agreement was entered into in conjunction with the issuance of the common stock, but is legally detachable and separately exercisable from the common stock. As such, the warrant agreement falls under the guidance provided by EITF 00-19. The Company notes that if an embedded derivative is indexed to the reporting entity’s own stock and would be classified as stockholders’ equity if it was a free standing derivative, that embedded derivative is not considered a derivative for purposes of SFAS No. 133.

The provisions of the warrant agreement provide for physical settlement or net-share settlement and as such, the provisions of EITF 00-19 would require that the warrants be treated as permanent equity. Furthermore, the Company notes that under the provisions of EITF 00-19, contracts that require that the delivery of shares as part of physical settlement or net share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contract continues to be classified as equity. The Company notes that none of the other conditions in EITF 00-19 which would require the warrants to be presented as a liability are present.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
April 25, 2006

Under the terms of the warrant agreement, there are no registration requirements and St. Bernard can deliver unregistered shares. EITF 00-19 notes that delivery of unregistered shares in a private placement to the counterparty is within the control of the company, as long as a failed registration statement has not occurred within six months prior to the registration statement. This is the case with respect to the warrant agreements and as such the contract should be classified as a permanent equity instrument.

There are no liquidated damage provisions with respect to the warrant agreement.

Exhibits

67.	Please include exhibit 21 in the exhibits index.

The Amended S-4 has been revised to include the suggested disclosure.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

GJS/bt
Enclosures